SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 23, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications reports Q1 2012 Financial Results

PARTNER COMMUNICATIONS REPORTS
Q1 2012 RESULTS

PARTNER ANNOUNCES
FULL OPERATIONAL MERGER WITH 012 SMILE

FREE CASH FLOW AFTER INTEREST PAYMENTS OF NIS 199 MILLION

Rosh Ha’ayin, Israel, May 23, 2012 – Partner Communications Company Ltd. (“Partner” or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ending March 31, 2012.

Q1 2012 Highlights1 (compared with Q1 2011)

•	Total Revenues: NIS 1,571 million (US$ 423 million), a decrease of 11%
•	Service Revenues: NIS 1,241 million (US$ 334 million), a decrease of 2%
•	Equipment Revenues: NIS 330 million (US$ 89 million), a decrease of 41%
•	Operating Profit: NIS 248 million (US$ 67 million), a decrease of 38%
•	Net Profit: NIS 146 million (US$ 39 million), a decrease of 43%
•	EBITDA2: NIS 438 million (US$ 118 million), a decrease of 25%
•	EBITDA Margin: 28% of total revenues compared with 33%
•	Capital Expenditures: NIS 133 million, no change
•	Free Cash Flow before interest payments3: NIS 223 million (US$ 60 million), a decrease of 13%
•	Net Debt: NIS 4.45 billion (US$ 1.2 billion), a decrease of NIS 0.4 billion
•	Cellular Subscriber Base: 3.15 million at quarter-end
•	Cellular ARPU: NIS 101 (US$ 27), a decrease of 12%

1
On March 3, 2011, the Company completed the acquisition of all of the outstanding shares of 012 Smile Telecom Ltd. ("012 Smile"), an Israeli operator of international telecoms services and local fixed line services and a provider of internet services. The financial results set forth above for Q1 2012 therefore include the results of 012 Smile whereas the results for Q1 2011 include the results of 012 Smile only for the month of March 2011.

2	For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below.

3
Cash flows from operating activities before interest payments, net of cash flows used for investing activities. The free cash flow amount for Q1 2011 is after elimination of cash flows used for the acquisition of 012 Smile in an amount of NIS 597 million.

Mr. Haim Romano, Partner's CEO, said:

“The financial results of the first quarter reflect the Company’s operations in a challenging period in the cellular market. Over the past year, the Company has been preparing for changes in the industry, the intensification of the competition and the entrance of new competitors.  Partner has taken, as planned, operational efficiency measures which began in the fourth quarter of 2011 and contributed to a decrease of NIS 80 million in the operating expenses during the last six months. The full effect of these efficiency measures is expected to be reflected in the coming months.

As part of this overall process, the Company adjusted the number of positions and the workforce. From October 2011 until the end of April 2012 the number of positions was reduced by 1,440 positions; and in addition the Company also accelerated the full operational merger with 012 Smile that is expected to be completed in the third quarter of this year. The Company will continue, as part of its ongoing business operations, to continue the operational efficiency process and the adjustment of the workforce in accordance with the changes needs of the market.

As part of Partner’s preparations for the competition, and in response to market demands, the Company currently offers attractive tariff plans including unlimited plans and plans in which customers pay only according to usage. The Company continues to examine customer requirements and will continue with its innovative approaches to develop and offer additional services with added value. The Company intends to launch during the next six month diversified television and content services over the internet (OTT), subject to the removal of the regulatory barriers. These services will be added to the wide range of services offered by the Company to its customers and will enable them to benefit for the first time from innovative and quality services in a significantly lower price than the current market price ”

Mr. Haim Romano emphasized the Company’s commitment to continue to rely on the three pillars which the company has relied on since its foundation: Quality and professional customer service at all interfaces with the customers, technological progress and an innovative marketing approach.  Therefore, the Company continues to invest in improving network quality, increasing browsing speed, implementation of the fourth-generation services as well as investing in outstanding quality service and in the development of innovative interfaces with the customers.

With respect to the fixed-line segment, Mr. Haim Romano noted: "Partner has decided to implement a full operational merger with 012 Smile. The completion of the full operational merger between the companies will serve the purpose for which it was intended - to enhance the focus on the customer and provide a diverse range of services, for the home and mobile while providing a uniformed high standard quality service.

The decision by the Minister of Communications to open the fixed line market to competition is an opportunity for the company for additional growth, diversification of the range of services, and will enable us to strengthen our position as a telecommunications group that offers a wide range of telecommunication services.”

Mr. Haim Romano added: ”Offer Peri will lead the continuing operational merger process until its successful completion. I would like to thank Offer for being a true partner in leading 012 Smile through the challenging times of an operational merger. Offer Peri will terminate his position at the end of the year.”

In conclusion Mr. Haim Romano stated: “The robustness of the Company, its significant strengths and consistent investment in the Company’s assets: customers, employees and the Orange brand, continue to be a platform to successfully cope with current and future challenges.”

Mr. Ziv Leitman, Partner's Chief Financial Officer commented:

“The series of efficiency measures implemented by the Company during the last few months, resulted in a reduction of NIS 80 million in operating expenses (excluding depreciation and amortization expenses) over the last six months, from NIS 952 million in Q3 2011 to NIS 872 million in Q1 2012, of which NIS 17 million was reduced during the first quarter. Part of the cost reduction measures which were taken in the first quarter will affect the financial results from the second quarter of 2012. At the same time, the Company continues to adjust the level of the workforce to the Company’s structure, objectives and changing market conditions. During the first quarter the number of full-time equivalent positions was reduced by approximately 660 positions, and in April 2012, by a further 80 positions.

The churn rate for Post-Paid cellular subscribers in the first quarter remained at a level similar to that of the previous two quarters. The relatively high level of churn is partially a result of the Company’s policy over the past few months, on which the "Clear" campaign is based, which reflects the values of transparency, fairness and clarity in all customer interfaces, and therefore treats existing customers in exactly the same manner as new customers, including offering the same tariffs to all customers at all points of contact.

Nevertheless, the intense competition in the cellular market continues to negatively impact  ARPU levels and the decreasing ARPU trend continuing this quarter due to pricing pressure from corporate business customers renewing their contracts and private customers transferring to new more attractive offers, partially offset by the recruitment of new customers with above-average ARPU levels.

The slight increase in the level of cellular equipment sales revenues this quarter from the previous quarter mainly reflects the impact of the iPhone 4S launch in December 2011.

Free cash flow after interest payments totaled NIS 199 million for the quarter, demonstrating the Company’s robust cash generating ability from net profit. Operating working capital increased slightly by NIS 10 million in the quarter.

Financial expenses were positively affected in the first quarter by the unchanged Consumer Price Index (“CPI”) level. For the months April and May 2012, the reference CPI level increased by approximately 1.3%. Together with the anticipated increase in the reference CPI level for June, this increase is expected to substantially increase linkage expenses from the Company’s approximate NIS 2.2 billion of linked debt. As a result, financial expenses in the second quarter of 2012 are expected to be significantly higher than those in the first quarter.

Capital expenditures for the first quarter totaled NIS 133 million, similar to the level of the previous two quarters. However, total capital expenditures for the year 2012 are still expected to be approximately NIS 650 million.

The level of net debt at the end of the first quarter was NIS 4.45 billion, a decrease of NIS 0.2 billion from the previous quarter and a decrease of NIS 0.4 billion from the level during the last 12 months. In the last quarter the gross debt decreased by NIS 0.3 billion.

In April 2012, the Company entered into a five-year agreement with Bezeq for the provision of transmission services, which is expected to save approximately NIS 20 million in operating expenses on an annual basis. The agreement is retroactive to the beginning of the year, such that, in Q2 2012 the Company is expected to record a reduction in operating expenses of NIS 10 million related to transmission expenses for the first half of the year.

The high level of cash in the balance sheet partly reflects the postponement of the quarterly repayment of Series A Notes from March 31, 2012 which fell on the weekend, to April 1, 2012.  In view of the high level of cash in March, the Company made an early repayment of certain loans in the approximate amount of NIS 50 million that were due to be repaid during Q2 2012.

Since June 30, 2012 will also fall on the weekend, quarterly interest payments will again be postponed by a day, in the approximate amount of NIS 50 million.

In light of recent developments in the telecommunications market, the company is updating its business plans and therefore the Board of Directors decided not to discuss at this time dividend distribution but rather to discuss it later on.

Key Financial and Operating Indicators4

	Q1’12	Q1’11	Change
Revenues (NIS millions)	1,571	1,771	-11%
Operating Profit (NIS millions)	248	400	-38%
Net Profit (NIS millions)	146	254	-43%
Free Cash Flow (NIS millions)	223	256	-13%
EBITDA (NIS millions)	438	585	-25%
Cellular Subscribers (end of period, thousands)	3,147	3,149	-2
Quarterly Cellular Churn Rate (%)	8.0	7.3	+0.7
Average Monthly Revenue per Cellular Subscriber (NIS)	101	115	-12%
Average Monthly Usage per Cellular Subscriber (minutes)	424	374	+13%
Number Fixed Lines Subscribers5 (end of period, thousands)	285	288	-1%
ISP Subscribers (end of period, thousands)	618	632	-2%

Partner Consolidated Results

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Millions	Q1’12	Q1’11	Change %	Q1’12	Q1’11	Change %	Q1’12	Q1’11	Q1’12	Q1’11	Change %
Total Revenues	1,286	1,654	-22%	327	141	132%	(42)	(24)	1,571	1,771	-11%
Service Revenues	963	1,099	-12%	320	137	134%	(42)	(24)	1,241	1,212	2%
Equipment Revenues	323	555	-42%	7	4	75%	-	-	330	559	-41%
Operating Profit	215	380	-43%	33	20	65%	-	-	248	400	-38%
EBITDA	363	540	-33%	75	45	67%	-	-	438	585	-25%

Financial Review

Total revenues in Q1 2012 were NIS 1,571 million (US$ 423 million), a decrease of 11% from NIS 1,771 million in Q1 2011.

Partner concluded the acquisition of 012 Smile, an Israeli operator of international telecoms services and local fixed line services and a provider of internet services, in March 2011. The consolidated results for Q1 2011 therefore include the results of 012 Smile for the month of March 2011 alone. The contribution of 012 Smile to total revenues in Q1 2012 after first-time (full quarter) consolidation was NIS 257 million (US$ 69 million) compared with a contribution of NIS 86 million in Q1 2011 reflecting the revenues for the month of March 2011 alone. Excluding 012 Smile, Partner’s revenues would have decreased by 22% in Q1 2012 compared with Q1 2011.

4	See also definitions on first page.

5	Includes Primary Rate Interface (“PRI”) lines and subscribers of Voice over Broadband (“VoB”) services.

Service revenues in Q1 2012 totaled NIS 1,241 million (US$ 334 million), an increase of 2% from NIS 1,212 million in Q1 2011. Excluding 012 Smile, Partner’s service revenues would have decreased by 12% in Q1 2012 compared with Q1 2011.

Service revenues for the cellular segment were NIS 963 million (US$ 259 million) in Q1 2012, decreasing by 12% from NIS 1,099 million in Q1 2011. The decrease largely reflected price erosion due to an increase in the intensity of competition in the cellular market, as well as a decrease in revenues from roaming services. Service revenues for the fixed line segment totaled NIS 320 million (US$ 86 million) in Q1 2012, an increase of 134% from NIS 137 million. The increase in service revenues for the fixed line segment reflected the full quarter contribution of 012 Smile in Q1 2012 compared with a contribution of a single month in Q1 2011.

Equipment revenues in Q1 2012 were NIS 330 million (US$ 89 million), a decrease of 41% compared with NIS 559 million in Q1 2011. The decrease largely reflected the lower quantity of cellular equipment sales in Q1 2012 compared with the particularly high level of sales experienced in Q1 2011.

Gross profit totaled NIS 443 million (US$ 119 million) in Q1 2012, a decrease of 24% from NIS 583 million in Q1 2011. Excluding 012 Smile, the decrease in gross profit would have been 34%. This decrease reflected both a decrease of 28% in the gross profit from cellular services and a decrease of 64% in the gross profit from cellular equipment sales.

Other income, net, totaled NIS 27 million (US$ 7 million) in Q1 2012, compared with NIS 18 million in Q1 2011, reflecting an increase in recognized deferred revenue from handset payment installment plans.

Operating profit in Q1 2012 totaled NIS 248 million (US$ 67 million), compared to NIS 400 million in Q1 2011, a decrease of 38%. For the cellular segment, operating profit decreased by 43%. For the fixed line segment, operating profit increased by 65%, reflecting the full-quarter contribution from 012 Smile in Q1 2012 compared with a single month contribution in Q1 2011.

EBITDA in Q1 2012 totaled NIS 438 million (US$ 118 million), a decrease of 25% from NIS 585 million in Q1 2011. EBITDA for the cellular segment was NIS 363 million (US$ 98 million) in Q1 2012, decreasing by 33% from NIS 540 million in Q1 2011. EBITDA for the fixed line segment was NIS 75 million (US$ 20 million) in Q1 2012, increasing by 67% compared with Q1 2011, again reflecting the full-quarter contribution from 012 Smile in Q1 2012 compared with a single month contribution in Q1 2011.

Financial expenses, net in Q1 2012 were NIS 55 million (US$ 15 million), a decrease of 7% compared with NIS 59 million in Q1 2011. The decrease reflected lower linkage expenses due to a change in the consumer price index (“CPI”) of zero percent in Q1 2012 compared with an increase in CPI of 0.9% in Q1 2011, partially offset by an increase in interest expenses resulting from the increase in the level of debt.

Net profit was NIS 146 million (US$ 39 million) in Q1 2012, a decrease of 43% from NIS 254 million in Q1 2011. Based on the weighted average number of shares outstanding during Q1 2012, basic (reported) earnings per share or ADS, was NIS 0.94 (US$ 0.25), a decrease of 43% compared to NIS 1.64 in Q1 2011.

Funding and Investing Review

In Q1 2012, cash flows generated from operating activities before interest payments, net of cash flows used for investing activities ("Free Cash Flow") totaled NIS 223 million (US$ 60 million), a decrease of 13% from NIS 256 million in Q1 2011.

Cash generated from operations decreased by 10% from NIS 390 million in Q1 2011 to NIS 350 million (US$ 94 million) in Q1 2012. This was mainly explained by the decrease in net profit as described above. Operating working capital increased by NIS 10 million in Q1 2012.

The level of investment in fixed assets in Q1 2012 including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 133 million (US$ 36 million), unchanged from the level in Q1 2011.

The level of net debt6 at the end of Q1 2012 was NIS 4.45 billion, compared with NIS NIS 4.64 billion at the end of 2011.

6	Total current and non-current borrowings less cash and cash equivalents.

Business and Regulatory Developments

1.	Additional Cellular Operators

In May 2012, two new cellular operators, Mirs Communications Ltd. (Hot Mobile) and Golan Telecom Ltd., have announced the launch of their services. In addition, two new mobile virtual operators (MVNO's), Alon Cellular Ltd. and Home Cellular Ltd., have announced the launch of their operations on May 13, 2012 and April 22, 2012, respectively. As a result, and in light of the current saturation of the cellular communications market, the market share of existing mobile operators could diminish and pricing for services are expected to be reduced.

We continue to assess market developments and believe in our ability to cope with the changes in the competitive environment.

For further information, see the Company's 2011 Annual Report (20-F/A) filed with the SEC on March 26, 2012 ("2011 Annual Report") "Item 3D. Key Information - Risk Factors - 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY - we operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations" and "3D.2 RISKS RELATING TO OUR BUSINESS OPERATIONS - competition resulting from consolidation in the telecommunications industry, the expanded offering of full service telecommunications group, and new entrants into the mobile telecommunications market, despite its current saturation, as well as other actual and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and may reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

2.	Increasing competition in the fixed-line telecommunications market:

On May 2, 2012, the Ministry of Communications published the final policy document with respect to increasing competition in the fixed-line telecommunications market. The document adopts the main recommendations of the Hayek Committee-the committee that was appointed to examine the tariff structure of Bezeq and the update and setting of tariffs for wholesale services in the fixed-line telecommunications sector. The main points were as follows:

A.	Sale of wholesale services:

i.
The owners of fixed-line infrastructure that provide retail telecommunication services (Bezeq and Hot) will be required to offer wholesale services to the other telecommunication providers, that will offer services on the owners' infrastructure (the wholesale market), based on non-discriminatory conditions.

ii.
The wholesale services tariffs and the terms of agreement shall be determined through negotiations between the owners of the fixed-line infrastructures and the service providers. An infrastructure owner that reaches an agreement with such other provider shall be required to offer the same terms, without discrimination, to all other providers. Affiliates of the infrastructure owner shall also be allowed to purchase wholesale services as long as these will be provided without discrimination to all other providers.

iii.
The Ministry of Communications shall intervene and set the wholesale tariffs and said terms of agreement, in case an agreement has not been reached between the parties within 6 months from the date of the publication of the policy document or if the agreement between the parties includes tariffs or terms that are unreasonable, may harm the competition, may harm the public welfare or may harm the interest of the service provider.

B.	Structural Separation

i.
Within 9 months of a signed agreement between said parties, the structural separation between the fixed-line infrastructure owner and its international call provider and internet service provider (ISP) affiliates shall be abolished and replaced by an accounting separation.

ii.
The Minister of Communications shall consider providing leniencies or abolishing the structural separation (and replacing it with an accounting separation) between the fixed-line infrastructure owner and its affiliated cellular operator, in accordance with the development of the wholesale market and the pace of development of competition based on packaged services that combine fixed-line services and cellular services in the private sector.

iii.
In case of proper and appropriate wholesale market does not develop within 24 months from the date of the publication of the policy document, the Minister of Communications shall act to impose a structural separation in the fixed-line infrastructure owners, between the infrastructure and the services provided through this infrastructure to the end-customers.

C.	Supervision over Bezeq Tariffs

Within 6 months from the date such an agreement is signed between the said parties, the Ministry of Communications shall act to change the manner of supervision over Bezeq tariffs so that the supervision shall be done by setting a maximum tariff.

D.	Television Broadcasts

i.
The Ministry of Communications shall examine imposing a requirement to offer unbundled television services that are included in services packages that include telecommunication services (fixed-line and mobile) or broadband access services, which means a requirement to provide them at the same tariff as part of a service package or separately.

ii.
The abolishing of the structural separation with respect to multi channel television shall be done if there is a reasonable possibility to provide a basic package of television services through the internet by service providers that do not own fixed-line infrastructure.

For further information, see the Company's 2011 Annual Report (20-F/A) filed with the SEC on March 26, 2012 ("2011 Annual Report") "Item 3D. Key Information - Risk Factors - 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY - we operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations" and "3D.2 RISKS RELATING TO OUR BUSINESS OPERATIONS - competition resulting from consolidation in the telecommunications industry, the expanded offering of full service telecommunications group, and new entrants into the mobile telecommunications market, despite its current saturation, as well as other actual and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and may reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

Changes to the Company's Board of Directors

On May 22, 2012, Dr. Arie Ovadia has notified that he is forced to resign from the Company's Board of Directors, as the grant of an indemnification letter to him was not approved in the last annual general meeting of shareholders. Consequently, he is of the opinion that he cannot continue to serve as a member of the Board of Directors, unless such an indemnification letter is so approved. The Company's Board of Directors and chairman regretted Dr. Ovadia resignation as he could have continued to assist the Company at this time and have thanked him for his contribution.

Cellular Segment Financial Review7

NIS Millions	Q1’12	Q1’11	Change %
Total Revenues	1,286	1,654	-22%
Service Revenues	963	1,099	-12%
Equipment Revenues	323	555	-42%
Operating Profit	215	380	-43%
EBITDA	363	540	-33%

Total revenues for the cellular segment in Q1 2012 were NIS 1,286 million (US$ 346 million), a decrease of 22% from NIS 1,654 million in Q1 2011.

Service revenues for the cellular segment were NIS 963 million (US$ 259 million) in Q1 2012, decreasing by 12% from NIS 1,099 million in Q1 2011. This decrease mainly reflected price erosion due to an increase in the intensity of competition in the cellular market, as well as a number of other factors including lower revenues from roaming services reflecting the impact of an increase in competition from alternative roaming solutions, the impact of new consumer regulations in 2011 which had the impact of reducing revenues from content and data services from the fourth quarter of 2011, and the decrease in the average postpaid subscriber base of approximately one percent.

Revenues from cellular data and content services excluding SMS8 in Q1 2012 totaled NIS 157 million (US$ 42 million), a decrease of 6 % compared with NIS 167 million in Q1 2011. The decrease mainly reflected the impact of new consumer regulations, as described above, as well as price erosion of data and content services including internet browsing.

SMS service revenues8 totaled NIS 110 million (US$ 30 million) in Q1 2012, an increase of 2% compared with NIS 108 million in Q1 2011.

In Q1 2012, the gross profit from cellular services totaled NIS 307 million (US$ 83 million), compared with NIS 425 million in Q1 2011, a decrease of 28%. This mainly reflected the reduction in cellular service revenues, partially offset by a reduction in the cost of cellular service revenues, reflecting a decrease in payroll and related expenses, expenses related to content services and depreciation and amortization expenses.

7	Includes intersegment revenues and costs of revenues.

8
In Q4 2011, the Company adjusted its allocation of credits between the different cellular services.  The services revenues for Q1 2011 have been restated under the new methodology for the purposes of comparison.

In Q1 2012, revenues from cellular equipment sales totaled NIS 323 million (US$ 87 million), a decrease of 42% from NIS 555 million in Q1 2011. As explained, the decrease largely reflected the lower quantity of cellular equipment sales in Q1 2012 compared with the particularly high level of sales in Q1 2011.

The gross profit from cellular equipment sales was NIS 43 million (US$ 12 million), compared with NIS 118 million in Q1 2011, a decrease of 64%. This was mainly due to the lower quantity of cellular equipment sales, as well as a decrease in the level of profit per equipment device sale.

Gross profit for the cellular segment in Q1 2012 totaled NIS 350 million (US$ 94 million), a decrease of 36% compared to NIS 543 million in Q1 2011.

Selling, marketing, general and administration expenses for the cellular segment in Q1 2012 amounted to NIS 162 million (US$ 44 million), decreasing by 10% from NIS 181 million in Q1 2011. The decrease mainly reflected decreases in selling costs and salary expenses, in bad debts and doubtful accounts expenses.

Overall, operating profit for the cellular segment in Q1 2012 was NIS 215 million (US$ 58 million), decreasing by 43% compared with NIS 380 million in Q1 2011.

EBITDA for the cellular segment totaled NIS 363 million (US$ 98 million) in Q1 2012, a decrease of 33% from NIS 540 million in Q1 2011. As a percentage of total cellular revenues, EBITDA in Q1 2012 was 28%, compared with 33% in Q1 2011.

Cellular Segment Operational Review

During the first quarter of Q1 2012, the cellular subscriber base (including mobile data subscribers) decreased by approximately 29,000, to total approximately 3.147 million subscribers at quarter-end. The post-paid cellular subscriber base, including mobile broadband subscribers, decreased by approximately 29,000 and totaled approximately 2.253 million (72% of the base) at quarter end. The pre-paid subscriber base was unchanged in the quarter and totaled approximately 894,000 (28% of the base) at quarter end.

The quarterly churn rate for Q1 2012 was 8.0% compared with 7.3% in Q1 2011 and 8.2% in Q4 2011. The relatively high level of churn partly reflects the Company’s approach over the past few months named ‘Clear’, which demonstrates the values of transparency, fairness and clarity in all customer interfaces, and therefore treats existing customers in exactly the same manner as new customers, including offering the same standard plans to all customers. The increase in churn compared with Q1 2011 largely reflected the intensification of competition in the market following the imposition of restrictions on subscriber exit fines from February 2011, which led to a significant increase in the voluntary churn of post-paid subscribers. The churn rate also continues to reflect the high churn rate of pre-paid subscribers and subscribers with collection problems.

Total cellular market share at the end of the quarter is estimated to be unchanged from the previous quarter at approximately 32%.

The monthly Average Revenue Per User (“ARPU”) for cellular subscribers for Q1 2012 was NIS 101 (US$ 27), a decrease of 12% from NIS 115 in Q1 2011. The decrease mainly reflects the ongoing price erosion as described above, as well as the other factors that led to a reduction in cellular service revenues.

The monthly average Minutes of Use per subscriber (“MOU”) for cellular subscribers in Q1 2012 was 424 minutes, an increase of 13% from 374 minutes in Q1 2011. This increase largely reflects the continued increase in the proportion of cellular subscribers with tariff packages that include large quantities of minutes, and occurred despite the continued increase in the proportion of mobile broadband subscribers in the subscriber base which puts downward pressure on the MOU since such subscribers do not generate significant airtime use.

 Fixed Line Segment Review9

NIS Millions	Q1’12	Q1’11	Change %
Total Revenues	327	141	132%
Service Revenues	320	137	133%
Equipment Revenues	7	4	75%
Operating Profit	33	20	65%
EBITDA	75	45	67%

In Q1 2012, total revenues for the fixed line segment reached NIS 327 million (US$ 88 million) compared with NIS 141 million in Q1 2011. Partner concluded the acquisition of 012 Smile, in March 2011. The increase in total revenues reflected the fact that the revenues for Q1 2011 included revenues from 012 Smile in the amount of NIS 93 million for the month of March 2011 alone, whereas the revenues for Q1 2012 includes revenues from 012 Smile for the full quarter.

Fixed line segment service revenues totaled NIS 320 million (US$ 86 million) in Q1 2012, compared with NIS 137 million in Q1 2011. Again, the increase mainly reflected the full quarter contribution of 012 Smile in Q1 2012 compared with a single month contribution in Q1 2011. The total number of active fixed lines including 012 Smile was approximately 285,000 at the end of Q1 2012, compared with approximately 288,000 at the end of Q1 2011. The ISP subscriber base was approximately 618,000 as of the end of Q1 2012, compared with approximately 632,000 at the end of Q1 2011.

Revenues from equipment sales in the fixed line segment in Q1 2012 totaled NIS 7 million (US$ 2 million), compared with NIS 4 million in Q1 2011.

Gross Profit for the fixed line segment was NIS 93 million (US$ 25 million) in Q1 2012, compared with NIS 40 million in Q1 2011, with the increase being largely attributable the full-quarter contribution of 012 Smile in Q1 2012 compared with a single-month contribution in Q1 2011.

Selling, marketing, general and administration expenses for the fixed line segment totaled NIS 60 million (US$ 16 million) in Q1 2012, an increase of 200% compared to NIS 20 million in Q1 2011. Again, the increase mainly reflected the full-quarter contribution of 012 Smile in Q1 2012 compared with a single-month contribution in Q1 2011.

9	The analysis includes intersegment revenues and costs of revenues.

Operating profit for the fixed line segment was NIS 33 million (US$ 9 million) in Q1 2012, increasing by 65% from NIS 20 million in Q1 2011. The increase reflected the full-quarter contribution from 012 Smile in Q1 2012 compared with a single month contribution in Q1 2011.

EBITDA for the fixed line segment in Q1 2012 totaled NIS 75 million (US$ 20 million), compared with NIS 45 million in Q1 2011, an increase of 67%, reflecting 012 Smile’s full quarter contribution. The EBITDA margin for the fixed line segment in Q1 2012 was 23% of total fixed line segment revenues.

Conference Call Details

Partner will hold a conference call on Wednesday,  May 23, 2012 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate:

International: +972.3. 9180610  North America toll-free: + 1.888.668.9141

This conference call will also be broadcasted live over the Internet and can be accessed by all interested parties through our investor relations web site at: http://www.orange.co.il/investor_site/.

If you are unavailable to join live, the replay numbers are:

International: +972.3.925.5918  North America: +1.888.326.9310

Both the replay of the call and the webcast will be available from May 23, 2012 until May 27, 2012.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012, as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA and free cash flow before interest payments, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2012: US $1.00 equals NIS 3.715. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:

Earnings before financial interest, taxes, depreciation, amortization and exceptional items (including impairment charges) ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. This measure, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, this measure should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.

012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972-54-9099039 E-mail: Yaffa.cohenifrah@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31,	December 31,	March 31,
	2012	2011	2012
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	477	532	128
Trade receivables	1,507	1,518	406
Other receivables and prepaid expenses	52	41	14
Deferred expenses - right of use	16	19	4
Inventories	158	162	43
Income tax receivable	14	12	4
Derivative financial instruments	6	24	2
	2,230	2,308	601

NON CURRENT ASSETS
Trade Receivables	823	856	222
Deferred expenses - right of use	147	142	40
Assets held for employee rights upon retirement, net	5	3	1
Property and equipment	1,983	2,051	534
Licenses and other intangible assets	1,258	1,290	339
Goodwill	407	407	110
Deferred income tax asset	30	30	8

	4,653	4,779	1,254

TOTAL ASSETS	6,883	7,087	1,855

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31,	December 31,	March 31,
	2012	2011	2012
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	252	498	68
Trade payables	824	913	223
Parent group - trade	122	142	33
Other payables	222	216	60
Deferred revenue	51	52	14
Provisions	64	65	17
Derivative financial instruments	1	3	*
	1,536	1,889	415

NON CURRENT LIABILITIES
Notes payable	2,607	2,605	702
Bank borrowings	2,068	2,068	557
Liability for employee rights upon retirement, net	46	48	12
Dismantling and restoring sites obligation	28	25	8
Other non current liabilities	10	10	3
Deferred tax liability	13	17	3
	4,772	4,773	1,285

TOTAL LIABILITIES	6,308	6,662	1,700

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2011, and March 31, 2012 - 235,000,000 shares; issued and outstanding -
December 31, 2011 – **155,645,708 shares
March 31, 2011 – **155,645,708 shares	2	2	1
Capital surplus	1,100	1,100	296
Accumulated deficit	(176)	(326)	(48)
Treasury shares, at cost - December 31, 2011 and March 31, 2012 - 4,467,990 shares	(351)	(351)	(94)
TOTAL EQUITY	575	425	155
TOTAL LIABILITIES AND EQUITY	6,883	7,087	1,855

* Representing an amount less than 1 million

** Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME
			Convenience
			translation
	New Israeli Shekels		into U.S. Dollars
	3 month period March 31,
	2012	2011	2012
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except earnings per share)
Revenues, net	1,571	1,771	423
Cost of revenues	1,128	1,188	304
Gross profit	443	583	119

Selling and marketing expenses	154	135	41
General and administrative expenses	68	66	18
Other income, net	27	18	7
Operating profit	248	400	67
Finance income	11	6	3
Finance expenses	66	65	18
Finance costs, net	55	59	15
Profit before income tax	193	341	52
Income tax expenses	47	87	13
Profit for the period	146	254	39

Earnings per share
Basic	0.94	1.64	0.25
Diluted	0.94	1.62	0.25

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli Shekels		Convenience translation into U.S. dollars
	3 month period March 31,
	2012	2011	2012
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	146	254	39
Other comprehensive income for the period, net of income taxes	-	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	146	254	39

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2012
	In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	956	285		1,241
Inter-segment revenue - Services	7	35	(42)
Segment revenue - Equipment	323	7		330
Total revenues	1,286	327	(42)	1,571

Segment cost of revenues – Services	621	219		840
Inter-segment cost of revenues- Services	35	7	(42)
Segment cost of revenues - Equipment	280	8		288
Cost of revenues	936	234	(42)	1,128
Gross profit	350	93		443

Operating expenses	162	60		222
Other income, net	27			27
Operating profit	215	33		248
Adjustments to presentation of EBITDA
- Depreciation and amortization	145	41		186
- Other	3	1		4
EBITDA	363	75		438

Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(186)
- Other				(4)
- Finance costs, net				(55)
Profit before income tax				193

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2011
	In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,095	117		1,212
Inter-segment revenue - Services	4	20	(24)
Segment revenue - Equipment	555	4		559
Total revenues	1,654	141	(24)	1,771

Segment cost of revenues – Services	654	93		747
Inter-segment cost of revenues- Services	20	4	(24)
Segment cost of revenues - Equipment	437	4		441
Cost of revenues	1,111	101	(24)	1,188
Gross profit	543	40		583

Operating expenses	181	20		201
Other income, net	18			18
Operating profit	380	20		400
Adjustments to presentation of EBITDA
–Depreciation and amortization	153	25		178
–Other	7			7
EBITDA	540	45		585

Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(178)
- Finance costs, net				(59)
- Other				(7)
Profit before income tax				341

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2012	2011	2012
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	401	499	108
Income tax paid	(51)	(109)	(14)
Net cash provided by operating activities	350	390	94

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(104)	(109)	(28)
Acquisition of intangible assets	(32)	(31)	(9)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)	-	(597)	-
Interest received	2	3	1
Proceeds from derivative financial instruments, net	7	3	2
Net cash used in investing activities	(127)	(731)	(34)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(6)	(298)	(2)
Proceeds from issuance of notes payable, net of issuance costs	-	459	-
Repayment of finance lease	(2)	(1)	(1)
Interest paid	(24)	(18)	(6)
Current borrowing received, net	-	88	-
Repayment of non-current bank borrowings	(49)	-	(13)
Repayment of notes payables	(197)	(193)	(53)
Net cash used in financing activities	(278)	37	(75)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(55)	(304)	(15)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	532	321	143

CASH AND CASH EQUIVALENTS AT END OF PERIOD	477	17	128

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2012	2011	2012
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cash generated from operations
Profit for the period	146	254	39
Adjustments for:
Depreciation and amortization	180	175	48
Amortization of deferred expenses- Right of use	6	3	2
Employee share based compensation expenses	4	7	1
Liability for employee rights upon retirement, net	(4)	(6)	(1)
Finance costs, net	1	25	*
Gain from change in fair value of derivative financial instruments	9	4	2
Interest paid	24	18	6
Interest received	(2)	(3)	(1)
Deferred income taxes	(4)	(1)	(1)
Income tax paid	51	109	14
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	44	(196)	13
Other	(11)	15	(3)
Increase (decrease) in accounts payable and accruals:
Parent group - trade	(20)	133	(5)
Trade	(29)	115	(8)
Other payables	14	(65)	4
Provisions	(1)	15	*
Deferred revenue	(1)	(4)	*
Increase in deferred expenses- Right of use	(8)	(4)	(2)
Current income tax liability	(2)	(19)	(1)
Decrease (increase) in inventories	4	(76)	1
Cash generated from operations	401	499	108

*Representing an amount less than 1 million

At March 31, 2012 and 2011, trade payables include NIS 158 million ($43 million) and NIS 148 million, respectively, in respect of acquisition of intangible assets and property and equipment.

At March 31, 2011 tax withholding related to dividend of approximately NIS 17 million is outstanding.

Appendix B – Acquisition of 012 Smile

On March 3, 2011, the Company obtained control of 012 Smile. The fair values of assets acquired and liabilities assumed were as follows:

NIS in millions
Current assets	295
Deferred expenses	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term borrowings	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2012	2011	2012
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	350	390	94

Liability for employee rights upon retirement	4	6	1
Accrued interest and exchange and linkage differences on long-term liabilities	(20)	(38)	(5)
Increase (decrease) in accounts receivable:
Trade	(44)	196	(12)
Other, including derivative financial instruments	10	(15)	3
Decrease (increase) in accounts payable and accruals:
Trade	29	(115)	8
Shareholder – current account	20	(133)	5
Other	(11)	53	(3)
Income tax paid	51	109	14
Increase (decrease) in inventories	(4)	76	(1)
Financial expenses	53	56	14
EBITDA	438	585	118

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at March 31, 2012: US $1.00 equals 3.715 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

Key Financial and Operating Indicators10

NIS M unless otherwise stated	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	2010	2011
Cellular Segment Service Revenues	1,340	1,392	1,435	1,407	1,099	1,074	1,070	1,005	963	5,575	4,248
Cellular Segment Equipment Revenues	220	257	188	323	555	520	379	294	323	987	1,748
Fixed Line Segment Service Revenues	36	38	43	47	137	325	341	324	320	164	1,127
Fixed Line Segment Equipment Revenues	7	7	5	6	4	7	6	9	7	25	26
Reconciliation for consolidation	(16)	(18)	(21)	(22)	(24)	(39)	(45)	(43)	(42)	(77)	(151)
Total Revenues	1,587	1,676	1,650	1,761	1,771	1,887	1,751	1,589	1,571	6,674	6,998
Operating Profit	451	474	476	459	400	377	314	(55)	248	1,860	1,036
Cellular Segment EBITDA	622	649	636	651	540	502	447	407	363	2,558	1,896
Fixed Line Segment EBITDA	(3)	(3)	5	13	45	84	82	71	75	12	282
Total EBITDA	619	646	641	664	585	586	529	478	438	2,570	2,178
EBITDA Margin (%)	39%	39%	39%	38%	33%	31%	30%	30%	28%	39%	31%
Financial Expenses, net	1	73	62	45	59	99	81	55	55	181	294
Net Profit	337	293	309	304	254	205	172	(188)	146	1,243	443
Total Dividend Declared	330	290	300	300	210	-	140	-	-	1,220	350
Change in Operating Working Capital	124	95	(64)	39	86	320	(132)	(8)	10	194	266
Capital Expenditures	87	73	67	168	133	75	132	131	133	395	471
Free Cash Flow	292	350	487	373	256	158	376	292	223	1,502	1,082
Free Cash Flow After Interest	271	314	484	315	238	37	363	209	199	1,384	847
Net Debt	3,213	3,540	3,101	3,395	4,856	4,856	4,718	4,639	4,450	3,395	4,639
Cellular Subscriber Base (Thousands)	3,068	3,096	3,133	3,160	3,149	3,175	3,201	3,176	3,147	3,160	3,176
Cellular ARPU (NIS)	121	123	125	120	115	112	111	106	101	122	111
Cellular MOU (Minutes)	358	368	361	375	374	396	410	407	424	366	397
Cellular Churn Rate (%)	5.2%	5.1%	5.0%	6.0%	7.3%	6.5%	7.2%	8.2%	8.0%	21%	29%
Cellular Non-SMS content revenues	153	155	165	165	167	170	172	158	157	638	666
Cellular SMS revenues	90	97	99	101	108	109	118	122	110	387	456
Fixed Lines Subscribers (Thousands)				69	288	292	295	292	285	69	292
ISP Subscriber Base (Thousands)				60	632	632	632	632	618	60	632

10 See first and second pages for definitions. The quarterly and annual ARPU for 2010 have been restated under the lower interconnect tariffs effective in 2011, for the purpose of comparison.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: May 23, 2012